                                                FILED PURSUANT TO RULE 424(B)(3)
                                           REGISTRATION STATEMENT NO. 333-131184

                        RAPTOR NETWORKS TECHNOLOGY, INC.

               PROSPECTUS SUPPLEMENT NO. 4 DATED JANUARY 22, 2007
                        TO PROSPECTUS DATED JUNE 16, 2006

         The prospectus of Raptor Networks Technology, Inc. (the "Company," "we," "us," "our") dated June 16, 2006, as previously supplemented by prospectus supplement no. 1 dated July 31, 2006, prospectus supplement no. 2 dated August 11, 2006 and prospectus supplement no. 3 dated November 14, 2006, is further supplemented to include the following new or updated information.

AMENDED SENIOR CONVERTIBLE NOTE FINANCING
-----------------------------------------

         On July 30, 2006, we entered into a Securities Purchase Agreement with three institutional accredited investors in connection with a private placement transaction providing for, among other things, our issuance of senior convertible notes in the aggregate principal amount of $5 million, Series L Warrants to purchase up to an aggregate of 17,065,623 shares of our common stock and Series M Warrants to purchase up to an aggregate of 7,395,103 shares of our common stock. We received aggregate gross proceeds of $5 million from the investors for our issuance of these notes and warrants. We also entered into a registration rights agreement with the investors that required us to register up to 130% of the shares underlying the notes, Series L Warrants and Series M Warrants with the SEC.

         We subsequently entered into Amendment and Exchange Agreements, dated January 18, 2007, with the investors from the July 30, 2006 private placement providing for certain amendments to the senior convertible notes, Series L Warrants, Series M Warrants and registration rights agreement. These amendments include, but are not limited to, an increase in the principal amount of the notes from an aggregate of $5 million to an aggregate of approximately $7.2 million, an increase in the aggregate number of shares of common stock issuable upon exercise of the Series L Warrants by 3,413,125 (from an aggregate of 17,065,623 shares to an aggregate of 20,478,748 shares), and a reduction in the exercise price of the Series L Warrants and the Series M Warrants from $0.5054 per share to $0.43948 per share. We did not receive any additional cash consideration for these amendments. The amendments provided for by the Amendment and Exchange Agreements were reflected by our issuance of amended and restated notes, Series L-1 Warrants and Series M-1 Warrants and by entering into an amended and restated registration rights agreement with the investors.

         In addition, the Amendment and Exchange Agreements provided for an additional private placement transaction with one of the investors resulting in our issuance of an additional senior convertible note in the principal amount of $1.6 million, Series L-2 Warrants to purchase an aggregate of 7,281,332 shares of our common stock and Series M-2 Warrants to purchase an aggregate of 2,366,433 shares of our common stock. We received aggregate gross proceeds of $1.6 million from the investor for our issuance of these additional note and warrants.

         The following is a brief summary of the July 30, 2006 private placement, as amended by the January 18, 2007 Amendment and Exchange Agreements (the "Senior Convertible Note Financing").

         AMENDED PURCHASE AGREEMENT
         --------------------------

         As described above, the Securities Purchase Agreement, as amended by the Amendment and Exchange Agreements (the "Amended Purchase Agreement"), provided for the issuance to the investors of senior convertible notes in the aggregate principal amount of approximately $8.8 million and Series L-1 Warrants to purchase an aggregate of 20,478,748 shares of our common stock, Series M-1 Warrants to purchase an aggregate of 7,395,103 shares of our common stock, Series L-2 Warrants to purchase an aggregate of 7,281,332 shares of our common stock and Series M-2 Warrants to purchase an aggregate of 2,366,433 shares of our common stock (the Series L-1 Warrants, Series M-1 Warrants, Series L-2 Warrants and Series M-2 Warrants collectively referred to as the "Senior Note Warrants"). We received aggregate gross proceeds of $6.6 million from the investors for our issuance of these notes and warrants.

         The Amended Purchase Agreement contains representations and warranties made by us and the investors which are typical for transactions of this type. The representations and warranties made by us in the Amended Purchase Agreement are qualified by reference to certain exceptions contained in disclosure schedules delivered to the investors. Accordingly, the representations and warranties contained in the Amended Purchase Agreement should not be relied upon by others who have not reviewed those disclosure schedules and the documentation surrounding the transaction as a whole.

         The Amended Purchase Agreement contains commitments by us that we will not engage in certain activities which are typical for transactions of this type, as well as the following covenants:

         o We will use the estimated $6.2 million in net proceeds approximately as follows:

                           Pay down of debt                        $ 1,200,000

                           Funding of operations                   $ 3,500,000

                           Capital expenditures                    $   500,000

                           Working capital                         $ 1,000,000

         o We will not, while the senior convertible notes are outstanding, directly or indirectly redeem or pay any cash dividend or distribution on our common stock, without the consent of the holders of the senior convertible notes.

         o We will not issue any additional senior convertible notes or any form of convertible, exchangeable or exercisable securities with a price that varies or may vary with the market price of our common stock, and we will not conduct any securities offerings until:

                  o our stockholders approve an increase in our authorized level of common stock from 110,000,000 shares to at least 200,000,000 shares; and

                  o the Initial Registration Statement (as defined below) and all Additional Registration Statements (as defined below) are declared effective by the SEC.

         o We will not file any registration statements, other than the Initial Registration Statement and the Additional Registration Statements, with the SEC within 120 business days following the date the Initial Registration Statement or any Additional Registration Statement is declared effective by the SEC.

         o We will not conduct any other securities offerings or be party to any solicitations, negotiations or discussion regarding any other securities offering within 120 business days following the date the Initial Registration Statement or any Additional Registration Statement is declared effective by the SEC.

         o        We will offer to the investors, until the later to occur of
                  (i) July 31, 2008 or (ii) the date on which none of the senior convertible notes are outstanding, the opportunity to participate in any of our subsequent securities offerings.

         o We will seek stockholder approval to increase our authorized level of common stock from 110,000,000 shares to at least 200,000,000 shares and if, despite our best efforts, stockholder approval is not obtained on or before April 30, 2007, we will continue to seek stockholder approval every six months thereafter until such stockholder approval is obtained; provided that if our Board of Directors does not recommend that our stockholders approve the increase in authorized common stock and stockholder approval is not obtained, then we shall continue to seek stockholder approval every three months until the senior convertible notes are no longer outstanding or until stockholder approval is obtained.

         o If our common stock is listed on a market other than the OTC Bulletin Board and the issuance of the shares underlying the senior convertible notes and Senior Note Warrants would exceed the number of shares of common stock we may issue under the rules and regulation of such other market, then we will seek stockholder approval as required by such other market to permit the listing of all of the shares underlying the senior convertible notes and Senior Note Warrants within 75 days of our common stock being listed on the exchange or market and if, despite our best efforts, stockholder approval is not obtained, continue to seek stockholder approval every six months thereafter until such stockholder approval is obtained or the senior convertible notes are no longer outstanding.

         The Amended Purchase Agreement also obligates us to indemnify the investors, subsequent holders of the senior convertible notes and Senior Note Warrants and various related parties for certain losses including those resulting from (1) any misrepresentation or breach of any representation or warranty made by us, (2) any breach of any of our obligations, and (3) certain claims by others.

         SENIOR CONVERTIBLE NOTES
         ------------------------

         The senior convertible notes have an aggregate principal amount of approximately $8.8 million and are convertible into shares of our common stock at an initial conversion price of $0.43948 per share, subject to adjustment as described below (the "Conversion Price"). The principal amount of the senior convertible notes related to the July 30, 2006 private placement may be reduced by an aggregate of up to $621,825 if we are able to have the Initial Registration Statement declared effective by the SEC on or before February 11, 2007. The senior convertible notes mature on July 31, 2008 (the "Maturity Date"), subject to the right of the investors to extend the date for the payment of any installment of principal (as described below). The senior convertible notes bear interest at the rate of 9.25% per annum, which rate may be adjusted to 7.0% per annum at the beginning of each calendar quarter if certain conditions are satisfied. The interest rate is increased to 15% upon the occurrence of an event of default (as described below).

         REPAYMENT OF PRINCIPAL
         ----------------------

         The principal amount of the senior convertible notes is to be repaid beginning on the earlier of (i) the first day of the month following the month the Initial Registration Statement is declared effective by the SEC and (ii) May 1, 2007, and, thereafter, the first day of each calendar month. The amount of each payment shall be equal to the quotient of (a) the aggregate outstanding principal of the senior convertible notes divided by (b) the number of months until the Maturity Date. Such principal payments shall be paid in shares of our common stock (subject to the satisfaction of the conditions listed below) or, at our option, in cash or a combination of cash and shares of common stock.

         In order for principal payments to be paid in shares of our common stock, all of the following conditions must be satisfied at the time of such payment:

         o        Either:

                  o The shares of common stock used to make the principal payment are covered by a registration statement that has been effective for a certain continuous period of time (up to six months), subject to certain grace periods; or

                  o All shares of common stock issuable upon conversion in full of the senior convertible notes and exercise in full of the Senior Note Warrants shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws;

         o During the entire six-month period immediately preceding the principal payment date, our common stock shall have been designated for quotation on the OTC Bulletin Board, or any other eligible exchange or market permitted by the senior convertible notes, and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two days due to business announcements by us) nor shall delisting or suspension by such exchange or market been threatened or pending either in writing by such exchange or market or due our falling below the minimum listing maintenance requirements of such exchange or market;

         o During the entire one-year period immediately preceding the principal payment date, we shall have delivered shares of common stock upon conversion of the senior convertible notes and upon exercise of the Senior Note Warrants on a timely basis;

         o The common stock used to make the principal payment may be issued without violating the ownership limitations described in more detail below prohibiting an investor from owning in excess of 4.99% of our outstanding shares of common stock (which limit may be raised or lowered to an amount not to exceed 9.99% at the option of the holder upon 61-days prior notice to us) and without violating the regulations of the OTC Bulletin Board or other eligible exchange or market on which our common stock may then trade;

         o We have not failed to timely make any payments due under the Amended Purchase Agreement, the senior convertible notes, the Senior Note Warrants or the amended and restated registration rights agreement, within ten business days of when such payment is due;

         o During the entire six-month period immediately preceding the principal payment date, we shall not have publicly announced that certain types of transactions involving a change of control are pending, proposed or intended that have not been abandoned, terminated or consummated;

         o During the entire six-month period immediately preceding the principal payment date, no event shall have occurred that constitutes, or with the passage of time or giving of notice would constitute, an event of default under the senior convertible notes;

         o        We shall have no knowledge of any fact that would cause:

                  o The registration statement covering the shares of common stock used to make the principal payment not to be effective and available for the resale of such shares of common stock, or

                  o Any shares of common stock issuable upon conversion of the senior convertible notes or upon exercise of the Senior Note Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) of the Securities Act and any applicable state securities laws;

         o If the principal payment to be made in shares of common stock occurs after April 30, 2007, we must have obtained stockholder approval to increase our authorized level of common stock from 110,000,000 shares to at least 200,000,000 shares;

         o If our common stock is listed on an exchange or market other than the OTC Bulletin Board and the issuance of the shares of common stock underlying the senior convertible notes and the Senior Note Warrants would exceed the number of shares of common stock we may issue under the rules and regulations of such exchange or market, then we must have obtained stockholder approval, within 75 days of our common stock being listed on the exchange or market, to permit the listing of all of the shares of common stock underlying the senior convertible notes and the Senior Note Warrants; and

         o We must be in compliance with, and must not have breached any provision, covenant, representation or warranty of, the Amended Purchase Agreement, the senior convertible notes, the Senior Note Warrants or the amended and restated registration rights agreement.

         When we use common stock to make a principal payment, we shall deliver shares to the investors the day after the principal payment due date in an amount equal to the principal payment amount divided by the lower of the Conversion Price or a 10.0% discount to the volume weighted average price of our common stock for the five days preceding the payment date; provided that the discount will be reduced to 7.5% if the volume weighted average price for the 20 previous trading days is above $1.00 per share ("First Calculation"). After 20 trading days has elapsed from the principal due date, the amount of principal paid in common stock will then again be divided by the lower of the Conversion Price or a 10.0% discount to the volume weighted average price of our common stock for the 20 days after the principal payment date; provided that the discount will be reduced to 7.5% if the volume weighted average price for the 20 previous trading days is above $1.00 per share ("Second Calculation"). If the Second Calculation results in a larger number than the First Calculation, the investors shall be issued additional shares of common stock to cover the difference between the Second Calculation and the First Calculation. If the Second Calculation is less than the First Calculation, the outstanding principal amount of the senior convertible note will be reduced.

         Subject to our right to require the investors to convert all or a portion of the senior convertible notes, which is discussed below, the investor may, upon notice to us, elect to defer payments for a period of up to two years from the date such installment was originally due.

         PAYMENT OF INTEREST

         Interest on the senior convertible notes is payable quarterly beginning on April 1, 2007. The portion of each interest payment that relates to principal amounts paid by us in shares of common stock may, at our option if certain conditions are satisfied, be paid by the issuance of common stock. The other portion of each interest payment must be paid in cash. Any shares of common stock used to pay interest will be valued at 90.0% of the arithmetic average of the weighted average price of the common stock for the five trading days preceding the interest payment date; provided that the shares of common stock used to pay interest will be valued at 92.5% if the volume weighted average price for the 20 previous trading days is above $1.00 per share.

         CONVERSION

         The senior convertible notes are convertible at the option of the holders into shares of our common stock at an initial Conversion Price of $0.43948 per share, subject to adjustment for stock splits, combinations or similar events. The Conversion Price is also subject to a "full ratchet" anti-dilution adjustment which, in the event that we issue or are deemed to have issued certain securities at a price lower than the then applicable Conversion Price, immediately reduces the Conversion Price to equal the price at which we issue or are deemed to have issued our common stock.

         Subject to certain conditions, we may require the investors to convert up to 50%, subject to certain limitations, or 100%, of the senior convertible notes after the SEC has declared effective the Initial Registration Statement at any time when the shares of our common stock are trading at or above 150% of the initial Conversion Price in the case of a conversion of up to 50% of the senior convertible notes or at or above 175% of the initial Conversion Price in the case of a conversion of up to 100% of the senior convertible notes (a "Mandatory Conversion"). The senior convertible notes contain certain limitations on optional and mandatory conversion. For example, they provide that no conversion may be made if, after giving effect to the conversion, the investor, together with its affiliates, would own in excess of 4.99% of our outstanding shares of common stock. This percentage may, however, be raised or lowered to an amount not to exceed 9.99% at the option of the investor upon 61-days prior notice to us.

         The senior convertible notes impose penalties on us for any failure to deliver any shares of our common stock issuable upon conversion.

         EVENTS OF DEFAULT

         The senior convertible notes contain a variety of events of default which are typical for transactions of this type, as well as the following events:

         o The failure of any registration statement required by the amended and restated registration rights agreement to be declared effective by the SEC within 60 days after the date required by the amended and restated registration rights agreement or the lapse or unavailability of such registration statement for more than 10 consecutive days or more than an aggregate of 30 days in any 365-day period (other than certain allowable grace periods).

         o The suspension from trading or failure of our common stock to be listed for trading on the OTC Bulletin Board or another eligible market for more than 5 consecutive trading days or more than an aggregate of 10 trading days in any 365-day period.

         o Our failure to issue shares upon conversion of a senior convertible note for more than 10 business days after the relevant conversion date or a notice of our intention not to comply with a request for conversion.

         o The failure for 10 consecutive business days to have reserved for issuance the full number of shares issuable upon conversion in accordance to the terms of the senior convertible notes.

         o The failure to obtain stockholder approval to increase our authorized level of common stock from 110,000,000 shares to at least 200,000,000 shares on or before April 30, 2007.

         If there is an event of default, then the investors have the right to redeem all or any portion of the senior convertible notes, at the greater of (i) up to 125% of the sum of the outstanding principal, interest and late fees, depending on the nature of the default, and (ii) the product of (a) the greater of (1) the closing sale price for our common stock on the date immediately preceding the event of default, (2) the closing sale price for our common stock on the date immediately after the event of default and (3) the closing sale price for our common stock on the date an investor delivers its redemption notice for such event of default, multiplied by (b) 130% of the number of shares into which the senior convertible notes (including all principal, interest and late fees) may be converted.

         FUNDAMENTAL TRANSACTIONS

         The senior convertible notes prohibit us from entering into certain transactions involving a change of control, unless the successor entity is a publicly traded corporation, whose common stock is quoted on or listed on one of the exchanges specified in the senior convertible notes, and the successor assumes in writing all of our obligations under the senior convertible notes and the other transaction documents.

         In the event of such a transaction, the investors have the right to force redemption of the senior convertible notes, at the greater of (i) 150% of the sum of the principal and interest and late fees, and (ii) the product of (x) 130% of the sum of the amount of principal, interest and late fees to be redeemed and (y) the quotient determined by dividing (A) the closing sale price of our common stock after the announcement of a change of control by (B) the conversion price; provided, however, that if the change in control consideration exceeds 200% of the conversion price then in effect, then the 130% premium will be reduced to 120%.

         CONVERSION AND REDEMPTION

         The investors may accelerate the partial payment of the senior convertible notes by requiring that we convert, or at our option, redeem in cash, up to an amount equal to 20% of the aggregate dollar trading volume of our common stock over the prior 20 trading day period. If we use common stock to make the acceleration payment, we shall deliver shares to the investors in an amount equal to the principal amount divided by the lower of the Conversion Price or a 10.0% discount to the volume weighted average price of our common stock for the five days preceding the payment date; provided that the discount will be reduced to 7.5% if the volume weighted average price for the 20 previous trading days is above $1.00 per share.

         COVENANTS

         The senior convertible notes contain a variety of obligations on our part not to engage in certain activities, which are typical for transactions of this type, as well as the following:

         o We will initially reserve out of our authorized and unissued common stock an aggregate of 34,078,554 shares for the conversion of the senior convertible notes and exercise of the Senior Note Warrants; provided, however, that if and after our stockholders approve an increase in our authorized level of common stock from 110,000,000 shares to at least 200,000,000 shares, we will reserve a number of shares equal to 130% of the number of shares of common stock issuable upon conversion of the senior convertible notes and exercise of the Senior Note Warrants.

         o We will not incur other indebtedness, except for certain permitted indebtedness.

         o We will not incur any liens, except for certain permitted liens.

         o We will not, directly or indirectly, redeem or repay all or any portion of any permitted indebtedness if at the time such payment is due or is made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an event of default has occurred and is continuing.

         o We will not redeem, repurchase or pay any dividend or distribution on our capital stock without the consent of the investors holding a majority of the aggregate outstanding principal of the senior convertible notes.

         PARTICIPATION RIGHTS

         The holders of the senior convertible notes are entitled to receive any dividends paid or distributions made to the holders of our common stock on an "as if converted to common stock" basis.

         LIMITATIONS ON TRANSFER

         The senior convertible notes may be sold, assigned or transferred by the investors without our consent but subject to certain customary limitations on transfer which are typical for transactions of this type.

         PURCHASE RIGHTS

         If we issue options, convertible securities, warrants or similar securities to holders of our common stock, the holders of the senior convertible notes shall have the right to acquire the same as if it had converted its senior convertible note into common stock.

         SERIES L WARRANTS AND SERIES M WARRANTS
         ---------------------------------------

         The Series L-1 Warrants and Series L-2 Warrants are immediately exercisable and, in the aggregate, entitle the holders thereof to purchase up to 27,760,080 shares of our common stock. The Series M-1 Warrants and Series M-2 Warrants become exercisable only upon a Mandatory Conversion, if any, and, in the aggregate, entitle the holders thereof to purchase up to 9,761,536 shares of our common stock. All of the Senior Note Warrants have an exercise price of $0.43948 per share and expire 84 months after a registration statement covering the shares underlying the respective Senior Note Warrant is declared effective by the SEC.

         Similar to the senior convertible notes, the Senior Note Warrants require payments to be made by us for failure to deliver the shares of common stock issuable upon exercise. The Senior Note Warrants also contain similar limitations on exercise, including the limitation that the investors may not own in excess of 4.99% of our outstanding shares of common stock (subject to an increase or decrease, upon at least 61-days notice by an investor to us, of up to 9.99%).

         ANTI-DILUTION PROTECTION

         The exercise price of the Senior Note Warrants and the number of shares issuable upon exercise of the Senior Note Warrants are subject to adjustments for stock splits, combinations or similar events. In addition, the exercise price of the Senior Note Warrants and the number of shares issuable upon exercise of the Senior Note Warrants are subject to a "full ratchet" anti-dilution adjustment which, in the event that we issue or are deemed to have issued certain securities at a price lower than the then applicable exercise price, immediately reduces the exercise price of the Senior Note Warrants to equal the price at which we issue or are deemed to have issued our common stock and increases the number of shares exercisable under the Senior Note Warrants by a ratio equal to the old exercise price divided by the new reduced exercise price.

         FUNDAMENTAL TRANSACTIONS

         We may not enter into a transaction involving a change of control unless the successor entity assumes our obligations under the Senior Note Warrants and the successor entity is a publicly traded corporation whose common stock is quoted on or listed on one of the exchanges specified in the Senior Note Warrants. Upon the occurrence of a transaction involving a permitted change of control, the holders of the Senior Note Warrants will have the right, among others, to have the Senior Note Warrants repurchased for a purchase price in cash equal to the Black Scholes value (as calculated pursuant to the Senior Note Warrants) of the then unexercised portion of the Senior Note Warrants.

         PURCHASE RIGHTS

         If we issue options, convertible securities, warrants, stock, or similar securities to holders of our common stock, the holders of the Senior Note Warrants shall have the right to acquire the same as if it had exercised its Senior Note Warrants.

         AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
         --------------------------------------------------

         The amended and restated registration rights agreement requires that we file a registration statement with the SEC on or before January 23, 2007 (the "Initial Registration Statement") for the resale by the investors of at least 15,267,292 shares of our common stock underlying the senior convertible notes. The Initial Registration Statement must be declared effective by the SEC on or before April 15, 2007.

         We are also required to file additional registration statements (each an "Additional Registration Statement") for the resale of our common stock underlying the senior convertible notes and Senior Note Warrants, which are to be filed with the SEC within 30 days of the request of an investor. Investor requests may be made at any time on or after the five month anniversary of the effective date of the most recent registration statement covering shares underlying the senior convertible notes or Senior Note Warrants. Each Additional Registration Statement shall cover the maximum number of shares permitted by the SEC. Each Additional Registration Statement must be declared effective by the SEC within 60 days of the applicable investor request (or 90 days if there is a full review by the SEC of the applicable Additional Registration Statement). Our obligation to file Additional Registration Statements continues until either all of the shares of our of common stock underlying the senior convertible notes and Senior Note Warrants have been covered by a registration statement or all of the shares of our common stock underlying the senior convertible notes and Senior Note Warrants may be sold by the investors without restriction under Rule 144(k) promulgated under the Securities Act.

         Subject to certain grace periods, the Initial Registration Statement and each Additional Registration Statement must remain effective and available for use until the earlier of the date the investors can sell all of the securities covered by the registration statement without restriction pursuant to Rule 144(k) and the date all such securities have been sold pursuant to the registration statement. If we fail to meet the filing or effectiveness requirements of the Initial Registration Statement or any Additional Registration Statement, subject to certain grace periods, we are required to pay liquidated damages of $132,000 on the date of such failure and on every 30th day thereafter until such failure is cured. The total penalties payable by us for our failure to meet these filing and effectiveness requirements are capped at $825,000. The amended and restated registration rights agreement provides for customary indemnification for us and the investors.

         PLACEMENT AGENT FEES AND WARRANTS
         ---------------------------------

         In connection with the Senior Convertible Note Financing, we paid aggregate placement agent fees to Montgomery & Co., LLC (a NASD-registered broker-dealer) in the amount of $396,000 in cash ($300,000 associated with the July 30, 2006 private placement and $96,000 associated with the January 18, 2007 private placement) and issued warrants to the Montgomery 2006-5 Partnership, as a designee of Montgomery & Co., LLC, to purchase an aggregate of 600,710 shares of our common stock (455,084 warrants associated with the July 30, 2006 private placement and 145,626 warrants associated with the January 18, 2007 private placement). The warrants have an exercise price of $0.43948 per share and expire 5 years from the date of issuance.

         The descriptions of the documents and agreements discussed above are qualified by reference to the complete text of those documents and agreements. However, those documents and agreements, including without limitation the representations, warranties, covenants and other provisions of those documents and agreements, are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in our reports under the Securities Exchange Act of 1934, as amended.

RISK FACTORS
------------

         The Risk Factors section is updated to include the following new and updated risk factors:

OUR SUBSTANTIAL ACCUMULATED DEFICIT, LIMITED WORKING CAPITAL AND EXPECTATION OF FUTURE LOSSES MAY REQUIRE THAT WE OBTAIN ADDITIONAL FINANCING TO CONTINUE OPERATIONS, WHICH WE MAY NOT BE ABLE TO SECURE ON ACCEPTABLE TERMS, IF AT ALL.

         We are an early stage company and have had no significant revenues from operations to date. As of September 30, 2006, we had an accumulated deficit of $46,926,048. We have operated at a loss since our inception and expect to continue to experience losses from our operations for the foreseeable future. Our net losses for fiscal 2005 and 2004 were $13,390,940 and $20,574,984, respectively. We will be required to conduct product feature enhancement and testing activities which, together with expenses to be incurred for the establishment of a sustainable marketing and sales presence and other general and administrative expenses, are expected to result in operating losses through the foreseeable future. Accordingly, there is a risk that we will not achieve profitable operations in the near future, if at all.

         Historically, we have relied upon cash from equity and debt financing activities to fund nearly all of the cash requirements of our operating activities. We anticipate that the proceeds from our Senior Convertible Note Financing (as described above the caption "Amended Senior Convertible Note Financing" beginning on page 1 of this prospectus supplement no. 4) will be sufficient to support our operations through August 30, 2007. However, if we do not experience a significant increase in revenues by June 30, 2007 or sooner, we expect that additional capital will need to be raised to fund our continuing operations and there can be no assurance that we will be able to obtain requisite financing on acceptable terms, if at all. In addition, the terms of our Senior Convertible Note Financing subject us to financial and other covenants that significantly restrict our flexibility to conduct future securities offerings and incur debt. Should we be unable to raise additional capital, our investors could lose their entire investment. Moreover, in the event we raise additional funds through the sale of shares of our common stock or other interests in us, our investors may experience significant dilution of their equity invested in us.

WE DO NOT PRESENTLY HAVE A TRADITIONAL CREDIT FACILITY WITH A FINANCIAL INSTITUTION. THIS ABSENCE MAY ADVERSELY IMPACT OUR OPERATIONS.

         We do not presently have a traditional credit facility with a financial institution. The absence of a traditional credit facility could adversely impact our operations. If adequate funds are not otherwise available, we may be required to delay, scale back or eliminate portions of our operations and product development efforts. In addition, the terms of our Senior Convertible Note Financing subject us to certain covenants that prohibit us from borrowing additional funds unless certain conditions are satisfied, including, but not limited to, the closing price of our common stock being greater than $1.00 per share for 40 consecutive trading days or the aggregate dollar trading volume of our common stock being greater than $200,000 per day for 40 consecutive trading days.

OUR LEVEL OF INDEBTEDNESS REDUCES OUR FINANCIAL AND OPERATIONAL FLEXIBILITY, AND OUR LEVEL OF INDEBTEDNESS MAY INCREASE.

         As of January 19, 2007, the principal amount of our total indebtedness was $10,019,199. Our level of indebtedness affects our operations in several ways, including the following:

         o A significant portion of our cash flow may be required to service our indebtedness;

         o A high level of debt increases our vulnerability to general adverse economic and industry conditions;

         o The covenants contained in the agreements governing our outstanding indebtedness significantly limit our ability to borrow additional funds, dispose of assets, pay dividends, sell common stock and make certain investments;

         o Our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy or in our industry;

         o A high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes; and

         o A default under our debt covenants could result in required principal payments that we may not be able to meet, resulting in higher penalty interest rates and/or debt maturity acceleration.

         We may incur additional debt, including significant secured indebtedness, in order to fund our continuing operations or to develop and/or improve our products. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General and industry specific economic, financial and business conditions and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to fulfill our interest or principal payment obligations on our debt and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

OUR COMMON STOCK PRICE HAS BEEN VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES OF OUR COMMON STOCK.

         The market prices of securities of technology-based companies (such as us) currently are highly volatile. The market price of our common stock has fluctuated significantly in the past. In fact, during 2005, the high and low closing sale prices of a share of our common stock were $0.90 and $0.39, respectively. During 2006, the high and low closing sale prices of a share of our common stock were $0.91 and $0.27, respectively. On January 19, 2007, the last reported sale price of a share of our common stock was $0.81. The market price of our common stock may continue to fluctuate in response to the following factors, in addition to others, many of which are beyond our control:

         o conversion of our convertible notes and exercise of our warrants and the sale of their underlying common stock;

         o changes in market valuations of similar companies and stock market price and volume fluctuations generally;

         o economic conditions specific to the network switching or related information technology industries;

         o announcements by us or our competitors of new or enhanced products, technologies or services or significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

         o delays in our introduction of new products or technological innovations or problems in the functioning of our current or new products or innovations;

         o third parties' infringement of our intellectual property rights;

         o changes in our pricing policies or the pricing policies of our competitors;

         o        regulatory developments;

         o        fluctuations in our quarterly or annual operating results;

         o        additions or departures of key personnel; and

         o        future sales of our common stock or other securities.

         The price at which you purchase shares of common stock may not be indicative of the price of our stock that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you. Moreover, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management's attention and resources.

SHARES OF OUR COMMON STOCK ELIGIBLE, OR TO BECOME ELIGIBLE, FOR PUBLIC SALE COULD ADVERSELY AFFECT OUR STOCK PRICE AND MAKE IT DIFFICULT FOR US TO RAISE ADDITIONAL CAPITAL THROUGH SALES OF EQUITY SECURITIES.

         We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. As of January 19, 2007, we had outstanding 54,429,863 shares of common stock and options, warrants, and convertible promissory notes that were exercisable for or convertible into approximately 74,821,113 additional shares of common stock. Sales of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price of our common stock. Any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

THE CONVERSION OF CONVERTIBLE SECURITIES AND THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS TO PURCHASE OUR COMMON STOCK COULD SUBSTANTIALLY DILUTE YOUR INVESTMENT, IMPEDE OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND CAUSE US TO INCUR ADDITIONAL EXPENSES.

         Under the terms of existing notes convertible into our common stock, warrants to purchase our common stock, non compensatory options to acquire our common stock, and other outstanding options to acquire our common stock issued to employees and others, the holders thereof are given an opportunity to profit from a rise in the market price of our common stock that, upon the exercise of such warrants and/or options or conversion of such notes, could result in dilution in the interests of our other shareholders. The terms on which we may obtain additional financing may be adversely affected by the existence and potentially dilutive impact of such convertible notes, options and warrants. In addition, holders of certain convertible notes, options and warrants have registration rights with respect to the common stock underlying such convertible notes, options and warrants, the registration of which will cause us to incur a substantial expense.

THE VOTING POWER AND VALUE OF YOUR INVESTMENT COULD DECLINE IF OUR SENIOR CONVERTIBLE NOTES AND WARRANTS ARE CONVERTED AT A REDUCED PRICE DUE TO OUR ISSUANCE OF LOWER-PRICED SHARES OR MARKET DECLINES WHICH TRIGGER RIGHTS OF THE HOLDERS OF OUR CONVERTIBLE NOTES AND WARRANTS TO RECEIVE ADDITIONAL SHARES OF OUR STOCK.

         As part of our Senior Convertible Note Financing, we issued a significant additional amount of convertible notes and warrants, the exercise or conversion of which could have a substantial negative impact on the price of our common stock and could result in a dramatic decrease in the value of your investment. The initial conversion price of our senior convertible notes is subject to market-price protection that will cause the conversion price of our senior convertible notes to be reduced in the event of a downward fluctuation in the market price of our common stock. In addition, the initial conversion price of our senior convertible notes and the initial exercise price of a majority of our warrants will be subject to downward anti-dilution adjustments in most cases, from time to time, where we issue securities at a purchase, exercise or conversion price that is less than the then-applicable conversion price of our senior convertible notes or exercise price of our warrants. Consequently, the voting power and value of your investment in each such event would decline if our senior convertible notes or warrants are converted or exercised for shares of our common stock at the new lower price as a result of such declining market-price or sales of our securities are made below the conversion price of the notes and/or the exercise price of the warrants.

         The market-price protection feature of our senior convertible notes could also allow those notes to become convertible into a greatly increased number of additional shares of our common stock, particularly if a holder of our senior convertible notes sequentially converts portions of the note into shares of our common stock at alternate conversion prices and resells those shares into the market. If a holder of our senior convertible notes sequentially converts portions of the notes into shares of our common stock at alternate conversion prices and resells those shares into the market, then the market price of our common stock could decline due to the additional shares available in the market, particularly in light of the relatively thin trading volume of our common stock. Consequently, if a holder of our senior convertible notes repeatedly converts portions of the notes at alternate conversion prices and then resells those underlying shares into the market, a continuous downward spiral of the market price of our common stock could occur that would benefit a holder of our senior convertible notes at the expense of other existing or potential holders of our common stock, potentially creating a divergence of interests between a holder of our senior convertible notes and investors who purchase the shares of common stock resold by a holder of the notes following conversion of the notes.

THE MARKET PRICE OF OUR COMMON STOCK AND THE VALUE OF YOUR INVESTMENT COULD SUBSTANTIALLY DECLINE IF OUR CONVERTIBLE NOTES, WARRANTS OR OPTIONS ARE CONVERTED INTO SHARES OF OUR COMMON STOCK AND RESOLD INTO THE MARKET, OR IF A PERCEPTION EXISTS THAT A SUBSTANTIAL NUMBER OF SHARES WILL BE ISSUED UPON CONVERSION OR EXERCISE OF OUR CONVERTIBLE NOTES, WARRANTS OR OPTIONS AND THEN RESOLD INTO THE MARKET.

         If the conversion prices at which the balances of our convertible notes, warrants and options are converted are lower than the price at which you made your investment, immediate dilution of the value of your investment will occur. In addition, sales of a substantial number of shares of common stock issued upon conversion of our convertible notes, warrants and options, or even the perception that such sales could occur, could adversely affect the market price of our common stock, which would mean that certain convertible notes and warrants would be convertible into an increased number of shares of our common stock in cases where, as described elsewhere in these risk factors, the conversion price is based upon a discount from the market price of our common stock. You could, therefore, experience a substantial decline in the value of your investment as a result of both the actual and potential conversion of our outstanding convertible notes, warrants or options.

CONVERSIONS OF OUR SENIOR CONVERTIBLE NOTES AT DRAMATICALLY REDUCED CONVERSION PRICES COULD RESULT IN A CHANGE OF CONTROL OF OUR COMPANY.

         A change of control of our company could occur if, as discussed elsewhere in these risk factors, conversions of our senior convertible notes occur at dramatically reduced conversion prices, such as if a holder of the notes sequentially converts portions of the notes at alternate conversion prices into shares of our common stock and resells those shares into the market. If a change of control occurs, then the stockholders who historically have controlled our company would no longer have the ability to exert significant control over matters that could include the election of our directors, changes in the size and composition of our Board of Directors, and mergers and other business combinations involving our Company. Instead, one or more other stockholders could gain the ability to exert this type of control and may also, through control of our Board of Directors and voting power, be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of our assets.

IF WE ARE UNSUCCESSFUL IN MAINTAINING COMPLIANCE WITH OR MODIFYING OUR REGISTRATION OBLIGATIONS WITH REGARD TO OUR SENIOR CONVERTIBLE NOTES AND RELATED WARRANTS, WE MAY INCUR SUBSTANTIAL MONETARY PENALTIES.

         The agreements we entered into in connection with our Senior Convertible Note Financing require us to, among other things, register for resale the shares of common stock issued or issuable under our senior convertible notes and the warrants issued by us in connection with those notes, and maintain the effectiveness of the registration for an extended period of time. If we are unable to timely have the required registration statements declared effective by the SEC, or maintain effectiveness of the required registration statements, or to modify our registration obligations, then we may be required to pay liquidated damages in the amount of $132,000 on the date of such failure and on every 30th day thereafter until such failure is cured. The total liquidated damages payable by us for our failure to meet these filing and effectiveness requirements are capped at $825,000. The payment of liquidated damages would adversely affect our business, operating results, financial condition, and ability to service our other indebtedness by adversely affecting our cash flows. In addition, failure to meet our registration requirements for certain required periods will result in an event of default under the senior convertible notes.

THE VOTING POWER OF YOUR INVESTMENT AND OUR EARNINGS PER SHARE WOULD BE SUBSTANTIALLY DILUTED IF ALL OR A SIGNIFICANT PORTION OF OUR CONVERTIBLE NOTES, WARRANTS OR OPTIONS WERE CONVERTED INTO SHARES OF OUR COMMON STOCK.

         If the aggregate number of shares of common stock underlying our convertible notes, warrants or options had been issued and outstanding as of this date, substantial dilution of the voting power of your investment and of our earnings per share would occur.



                      (end of prospectus supplement no. 4)